Exhibit 99.(a)(3)

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

On March 22, 2008, the Board of Directors adopted the following amendments to the Charter of the Aberdeen Asia-Pacific Income Fund, Inc.:

“Short Term Money Market Instruments” means the following kinds of instruments, if on the date of purchase or other acquisition by the Corporation of such instrument the remaining term to maturity thereof is not more than 30 days:

(a) demand deposits in, certificates of deposit of and standby letters of credit or other similar instruments issued by any depository institution,, the deposits of which are insured by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation (or which are issued by the Bank of Nova Scotia in connection with the redemption of the AMPS), provided that, at the time of the Corporation’s investment therein, the commercial paper or other unsecured short term debt obligations of such depository institution are rated Prime—1 by Moody’s and short-term F1+ by Fitch and are issued by institutions whose long term debt obligations are rated at least A—2 by Moody’s; and

(b) commercial paper rated at the time of the Corporation’s investment therein Prime—1 by Moody’s and short-term F1+ by Fitch and issued by institutions whose long term debt obligations are rated at least A—2 by Moody’s; provided, however, that in the case of Moody’s such commercial paper must have a maturity of 270 days or less.